                                                     Filed pursuant to
                                                     Rule 424(b)(3)
                                                     Registration Statement Nos.
                                                     333-92258 and 333-98743



ERRATA

    The heading of the third column of the first table on page S-6 of CIT's Prospectus Supplement dated September 13, 2002, which read 'Nine Months Ended September 30, 2002' has been corrected to read 'Nine Months Ended September 30, 2001.' Set forth below is page S-6, as so corrected.

                              ---------------

                                  NINE MONTHS   NINE MONTHS     NINE MONTHS
                                     ENDED         ENDED           ENDED                   YEARS ENDED DECEMBER 31,
                                   JUNE 30,      JUNE 30,      SEPTEMBER 30,     ---------------------------------------------
($ IN MILLIONS, EXCEPT PER SHARE     2002          2001        2001(1)(2)(3)       2000       1999(4)      1998        1997
DATA)                             -----------   -----------   ----------------   ---------   ---------   ---------   ---------
                                  (SUCCESSOR)   (COMBINED)       (COMBINED)                      (PREDECESSOR)
RESULTS OF OPERATIONS
Net finance margin............     $ 1,291.7     $ 1,224.7       $ 1,318.8       $ 1,469.4   $   917.4   $   804.8   $   740.7
Provision for credit losses...         665.6         298.8           332.5           255.2       110.3        99.4       113.7
Other revenue.................         723.3         550.7           572.6           912.0       350.8       255.4       247.8
Operating margin..............       1,349.4       1,476.6         1,558.9         2,126.2     1,157.9       960.8       932.8(5)
Salaries and general operating
 expenses.....................         687.8         788.3           784.9         1,035.2       516.0       407.7       420.0
Goodwill amortization.........            --          74.7            97.6            86.3        25.7        10.1         8.4
Goodwill impairment...........       6,511.7(6)         --              --              --          --          --          --
Net (loss) income.............      (6,109.9)        312.6           333.8           611.6       389.4       338.8       310.1

                                                                                           AT DECEMBER 31,
                                          AT JUNE 30,    AT SEPTEMBER 30,   ---------------------------------------------
                                              2002        2001(1)(2)(3)       2000       1999(4)      1998       1997(8)
($ IN MILLIONS)                           ------------   ----------------   ---------   ---------   ---------   ---------
                                                    (SUCCESSOR)                             (PREDECESSOR)
BALANCE SHEET DATA
Total finance receivables...............   $27,925.4        $31,879.4       $33,497.5   $31,007.1   $19,856.0   $17,719.7
Reserve for credit losses...............       808.9            492.9           468.5       446.9       263.7       235.6
Operating lease equipment, net..........     6,689.7          6,402.8         7,190.6     6,125.9     2,774.1     1,905.6
Goodwill, net...........................       384.4          6,547.5         1,964.6     1,850.5       216.5       134.6
Total assets............................    41,336.7         51,090.1        48,689.8    45,081.1    24,303.1    20,464.1
Commercial paper........................        34.0          8,869.2         9,063.5     8,974.0     6,144.1     5,559.6
Variable-rate bank credit facilities....     8,534.2               --              --          --          --          --
Variable-rate senior notes..............     7,172.7          9,614.6        11,130.5     7,147.2     4,275.0     2,861.5
Fixed-rate senior notes.................    16,882.2         17,113.9        17,571.1    19,052.3     8,032.3     6,593.8
Subordinated fixed-rate notes...........          --            100.0           200.0       200.0       200.0       300.0
Company-obligated mandatorily redeemable
 preferred securities of subsidiary
 trust holding solely debentures of the
 Company................................       258.1            260.0           250.0       250.0       250.0       250.0
Shareholder's equity....................     4,514.3         10,598.0         6,007.2     5,554.4     2,701.6     2,432.9
Tangible shareholder's equity...........     4,129.9          4,028.5         4,042.6     3,703.9     2,485.1     2,298.3

---------

(1) In September 2001, CIT changed its fiscal year end from December 31 to September 30 to conform to Tyco's fiscal year end.

(2) On September 30, 2001, we sold certain international subsidiaries, which had assets of $1.8 billion and liabilities of $1.5 billion, to a non-U.S. subsidiary of Tyco for a note in the amount of the net book value of approximately $295 million. This sale did not affect earnings for the period ended September 30, 2001. On February 11, 2002, we repurchased the international subsidiaries that we had previously sold to an affiliate of Tyco for a purchase price equal to the net book value. The selected financial data includes these international operations for all periods presented; as a result, the Balance Sheet Data at September 30, 2001 varies slightly from comparable data reported in CIT's Form 10-K for the period ended September 30, 2001.

(3) Results of operations for the nine months ended September 30, 2001 (combined) include special charges incurred by the predecessor of $221.6 million ($158.0 million after tax). See Note 3 to the Consolidated Financial Statements of CIT incorporated by reference in this prospectus supplement.

(4) Includes results of operations of Newcourt Credit Group Inc. from the November 15, 1999 acquisition date.

(5) Includes a 1997 gain of $58.0 million on the sale of an equity interest acquired in connection with a loan workout.

(6) During the quarter ended March 31, 2002, we recorded an initial estimate of goodwill impairment of $4.51 billion in accordance with SFAS No. 142, 'Goodwill and Other Intangible Assets.' The Company restated its Consolidated Financial Statements to reflect this impairment. During the quarter ended June 30, 2002, we recorded an additional $1,999.0 million goodwill impairment charge in accordance with SFAS No. 142 to reflect further impairment. These impairment charges are discussed further under 'Management's Discussion and Analysis of Financial Condition and Results of Operations' contained in CIT's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002, which is incorporated by reference in this prospectus supplement.

                                      S-6